SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated February 12, 2025 “CHANGES TO BOARD COMMITTEES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: February 12, 2025    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa) (Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD NYSE trading symbol: DRD (“DRDGOLD” or the “Company”)

CHANGES TO BOARD COMMITTEES

In compliance with paragraph 3.59(c) of the JSE Limited Listings Requirements, the board of directors of the Company (“Board”) hereby advises DRDGOLD shareholders of the following changes to Board committees with effect from 1 March 2025:

-Ms Thoko Mnyango, an independent non-executive director of the Company, will be appointed as a member of the Risk Committee, and will resign as a member of the Remuneration Committee; and
-Ms Prudence Lebina, an independent non-executive director of the Company, will be appointed as a member of the Remuneration Committee.

Johannesburg
12 February 2025

Sponsor
One Capital